SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2003

or

      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 for the transition period from
_____ to _____

Commission File Number 33-35050

A.   Full title of the plan and the address of the plan, if different from that of the issuer named
below:

Wisconsin Public Service Corporation
Employee Stock Ownership Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal
executive office:

WPS Resources Corporation
700 North Adams
P. O. Box 19001
Green Bay, WI 54307-9001

The Exhibit Index is on page 15 of the sequentially numbered pages.

REQUIRED INFORMATION

The following financial statements and schedules of the Wisconsin Public Service Corporation Employee Stock Ownership Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

Financial Statements as of December 31, 2003 and 2002 and for the Years Then Ended and Supplemental Schedules as of and for the Year Ended December 31, 2003 and Report of Independent Registered Public Accounting Firm

WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Wisconsin Public Service Corporation
 Employee Benefit Plans Administrator Committee:

We have audited the accompanying statements of net assets available for benefits of Wisconsin Public Service Corporation Employee Stock Ownership Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/S/ DELOITTE & TOUCHE LLP

June 23, 2004

WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:		
Investment in common stock of WPS Resources		
Corporation, at fair market value	$ 95,875,842	$ 76,736,553
Receivable from Wisconsin Public Service Corporation	143,363	7,337
Other assets	577	2,685
Total assets	96,019,782	76,746,575
LIABILITIES -		
Other	-	16
NET ASSETS AVAILABLE FOR BENEFITS	$ 96,019,782	$ 76,746,559

See notes to financial statements.

WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS:		
Employer contributions	$ 5,672,563	$ 4,790,463
Investment income:		
Dividend income	4,421,190	4,152,576
Interest income	573	45
Net appreciation in fair value of common stock	15,067,620	4,437,536
Total investment income	19,489,383	8,590,157
Total additions	25,161,946	13,380,620
DEDUCTIONS:		
Distributions to participants	5,632,821	5,662,455
Dividend distributions	255,902	234,258
Total deductions	5,888,723	5,896,713
Net increase	19,273,223	7,483,907
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	76,746,559	69,262,652
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 96,019,782	$ 76,746,559

See notes to financial statements.

WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
1. DESCRIPTION OF THE PLAN

The following brief description of the Wisconsin Public Service Corporation Employee Stock Ownership Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan document, as amended, for more complete information.

General - Wisconsin Public Service Corporation (the "Company"), a wholly-owned subsidiary of WPS Resources Corporation ("WPSR"), established the Plan effective January 1, 1975 as a defined contribution employee stock ownership plan. The Plan invests principally in WPSR common stock. The Plan is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (the "Code"), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Overall responsibility for administering the Plan rests with the Employee Benefits Administrator Committee (the "Committee") which consists of WPSR employees. Effective April 1, 2003, Wells Fargo Bank N.A. ("Trustee") is responsible for the management and control of the Plan's assets and has discretionary responsibility for the investments and management of such assets. Also effective April 1, 2003, Wells Fargo Bank N.A., is the recordkeeper for the Plan and maintains the individual participant accounts. Prior to April 1, 2003, State Street Bank and Trust Company was the Trustee and CitiStreet was the recordkeeper for the Plan.

Eligibility - Employees of WPSR and its participating subsidiaries are generally eligible to participate in the Plan except for limited-term employees (unless limited-term employees work 1,000 hours and/or are participating in the Company's Employee Savings Plan) and Upper Peninsula Power Company ("UPPCO") non-administrative employees. Limited-term employees are defined under the Plan as employees of the Company or any affiliate who are hired for a limited period of time, such as temporary summer help or as a student employee who is scheduled to perform services during summer or semester breaks.

Participant Accounts - The Plan is a defined contribution plan under which separate individual accounts are established for each participant. At the end of each quarter, each participant's account is allocated its proportionate number of shares and any change in fair market value since the preceding quarter. Fair market value is determined by the number of shares held and the closing price of the Company's stock for the coinciding day.

Vesting - Participants are immediately vested in their accounts.

Employer Contributions - Part of the Company contributions to the Plan reflect amounts included in the cost of service for rate setting purposes by the Public Service Commission of Wisconsin and Federal Energy Regulatory Commission.

Contributions for administrative employees are determined using a formula that is different than the formula for determining contributions for nonadministrative employees. Contributions to the Plan on behalf of eligible administrative employees are made in WPS Resources common stock with a value equal to a 100% match on the first 4% and a 50% match on the next 2% of eligible pay that each

participant defers into the Wisconsin Public Service Corporation Administrative Employees' Savings Plan. The total match is limited to a maximum of 5% of eligible pay. Such contributions totaled $4,536,337 and $3,982,796 for 2003 and 2002, respectively. Company contributions to the Plan on behalf of eligible non-administrative employees are based on 1% of a participant's gross pay, as defined. Beginning October 26, 2003, the Company contributed on behalf of eligible non-administrative employees an additional 1% of a participant's gross pay, as defined. Also beginning October 26, 2003, the Company contributed to the Plan on behalf of eligible non-administrative employees an additional 1.7% of a participant's base pay pursuant to union negotiations. Contributions for non-administrative employees totaled $1,136,226 and $807,667 for 2003 and 2002, respectively.

Investments - Contributions to the Plan are non-participant directed. The Plan is invested solely in WPSR common stock.

Payment of Benefits - Benefits paid to participants represent the amount paid during the year to participants who elected to receive the distribution of their vested account balance. Nonadministrative participants may withdraw from their account shares that have been held at least seven years. Administrative participants may withdraw from their account shares that have been held prior to January 1, 2001 and for at least seven years. For administrative employees, shares received after January 1, 2001 may be withdrawn only upon termination or retirement.

Former employees may elect to receive distributions in the year following termination of employment, or may defer distribution until age 69. Participants who die, become disabled or retire are entitled to distribution at the next withdrawal opportunity. To the extent provided for by a qualified domestic relations order, and as determined by the Administrator, a lump sum payment may be made to an alternate payee under such order. Fractional shares are paid in cash.

Dividend Distributions - Each eligible participant may elect, for dividends declared and payable on stock that is allocated to the participant account, to be paid in cash directly to the participant or be reinvested in the participant's account.

Voting Rights - Each participant is entitled to exercise voting rights attributable to the shares allocated to the participant's account. Each participant is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any share for which instructions have not been given by a participant.

Termination - The Company reserves the right to terminate the Plan at anytime, subject to Plan provisions and applicable provisions of ERISA. If the Plan were to terminate, each participant's interest in the trust would be distributed to each participant or to each participant's beneficiary as prescribed by the Plan and the Code at the time of termination. Upon termination of the Plan, the Committee shall direct the Trustee to pay all liabilities and expenses of the trust fund and to sell unallocated shares to the extent such sale is necessary in order to repay any outstanding loans, should there be any.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition- Investments in WPS Resources common stock are stated at fair market value based on the closing price reported by the New York Stock Exchange at year-end. Dividends are recorded on the ex-dividend date. Interest income is on the accrual basis. Purchases and sales of securities are recorded on trade date.

Operating Expenses - All expenses of maintaining the Plan are initially paid by the Company, with reimbursement from affiliates for their share of these expenses, and thus are not reflected in the Plan's financial statements. Such expenses paid by WPSR were $175,766 and $194,593 for the plan years ended December 31, 2003 and 2002, respectively.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of changes in net assets available for Plan benefits during the reporting period. Actual results could differ from these estimates.

3. **INVESTMENT IN COMMON STOCK**

The Plan is primarily invested in shares of WPS Resources common stock. These shares are held in a bank-administered trust fund. Included in other assets are amounts invested in short-term securities.

The fair market value and net appreciation in fair market value for the years ended December 31, 2003 and 2002 are as follows:

	Number of Shares	Fair Value at December 31, 2003 ($46.23 Per Share)
Fair value of WPS Resources Corporation common stock - Held by the Plan	2,073,888	$ 95,875,842

	Number of Shares	Fair Value at December 31, 2002 ($38.82 Per Share)
Fair value of WPS Resources Corporation common stock - Held by the Plan	1,976,727	$ 76,736,553

	2003	2002
Net appreciation in fair value of investments for the year	$ 15,067,620	$ 4,437,536

Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term.

4.   **TAX STATUS**

The Internal Revenue Service has determined and informed the Company by a letter dated March 5, 2003, that the Plan and related trust were designed in accordance with applicable regulations of the Internal Revenue Code ("IRC"). The plan has been amended since receiving the determination letter. However, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

* * * * * *

WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2003

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
WPS Resources Corporation*	2,073,888 shares of common stock	$ 58,799,774	$ 95,875,842
Wells Fargo Short-Term Investment Money Market Fund*	577 shares	577	577
		$ 58,800,351	$ 95,876,419

* Indicates a party-in-interest.

WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2003

Identity of Party Involved	Description of Assets	Purchase Cost	Sales		
			Sales Proceeds	Cost of Assets Sold	Net Gain (Loss)
WPS Resources Corporation* 12 purchases 10 sales	Shares of common stock	$ 5,351,126	$ 25,085	$ 17,900	$ 7,185

*Indicates a party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Wisconsin Public Service Corporation Employee Stock Ownership Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of Green Bay and the State of Wisconsin this 28th day of June 2004.

WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
PLAN ADMINISTRATOR

/s/ Joseph P. O'Leary
Joseph P. O'Leary
Member Plan Administrator Committee

Diane L. Ford
Member Plan Administrator Committee

/s/ Gregory C. Lower
Gregory C. Lower
Member Plan Administrator Committee

/s/ Bernard J. Treml
Bernard J. Treml
Member Plan Administrator Committee

Bradley A. Johnson
Member Plan Administrator Committee

EXHIBIT INDEX

**WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN**

FORM 11-K

		Page Number in Sequentially Numbered
Exhibit No.	**Exhibit**	**Form 11-K**
23.1	Consent of Deloitte & Touche LLP	